Exhibit 21.2

EVOFEM BIOSCIENCES, INC.

Subsidiaries

Subsidiary Name	Jurisdiction of Formation	Parent Entity
Evofem, Inc.	Delaware	Evofem Biosciences, Inc.
Evofem Ltd (UK)	United Kingdom	Evofem, Inc.
Evofem North America, Inc.	Delaware	Evofem Biosciences, Inc.
Evofem Limited, LLC	Delaware	Evofem Biosciences, Inc.
Evolution Pharma	The Netherlands	Evofem Biosciences, Inc. (99%) Evofem Limited, LLC (1%)